Noel M. Gruber
1250 24th Street NW, Suite 700
Washington, DC 20037

ngruber@buckleysandler.com
202.349.8043

November 9, 2010

VIA EDGAR

Ms Brittany Ebbertt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

RE:                          First National Community Bancorp, Inc.

Form l0-K for Fiscal Year Ended December 3l, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

File No. 000-53869

Dear Ms Ebbertt:

As discussed during the call with you, other members of Staff and Edward J. Lipkus, Chief Financial Officer of First National Community Bancorp, Inc. (the “Company”) on October 27, 2010, the Company will not be providing its response to the most recent comment letter by November 9, 2010.  In light of the continuing investigation into possible errors in prior financial statements, as disclosed on the Company’s Form 8-K filed on October 28, 2010, and the continuing process of retaining a new accounting firm, the Company is currently unable to estimate when the response will be filed.

We will advise you of a target date as soon as the Company is able to make such a determination.

On behalf of the Company, we thank you and the other members of the Staff for their continued support and assistance as the Company seeks to resolve these issues.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber

cc (via email):                   Kevin Vaughn

Lindsay Bryan McCord